SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2011 MANAGEMENT REPORT

MANAGEMENT REPORT

BRASKEM 2011

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, which are accompanied by the opinions of the Independent Auditors and the Audit Board for the fiscal year ended December 31, 2011.

Braskem’s consolidated results reflect the pro forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which are assets that began to be consolidated in accordance with the applicable accounting standards as of May and April 2010, respectively. The results of the PP assets of Dow Chemical began to be consolidated in Braskem’s results as of 4Q11. Braskem’s consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel.

1. Message from Management

In 2011, Braskem enjoyed important achievements in its strategic agenda, especially in the dimensions of growth and international expansion, making significant advances in implementing its medium- and long-term vision. As a result, the Company consolidated its position as the largest resin producer in the Americas and one of the largest petrochemical companies in the world. Braskem’s strategy is based on three pillars: a firm commitment to the growing domestic market, through its expansion projects and its support for the development of Brazil’s petrochemical and plastics chain, while always improving the service offered to Clients; its international expansion process, with the acquisition of the Polypropylene business of Dow Chemical and its continued investment in the new integrated Polyethylene plant in Mexico; and lastly, the use of feedstocks made from renewable resources, the consolidation of its leadership in biopolymers through new partnerships with various international clients and the advances in research in Green Polypropylene production.

At the same time, Braskem’s teams continued to focus on maintaining the Company’s operational excellence and minimizing impacts from the contracting global economy caused by the renewed deterioration in the European debt crisis in the second half of the year, precisely when markets were staging a recovery, which weighed on international demand for petrochemical products and in turn impacted industry profitability. The Company’s operating performance was negatively impacted by the challenges posed by the global economic scenario and the stronger Brazilian real in the first half of the year; the incentives granted to imports by certain ports; the unscheduled maintenance shutdown caused by the power blackout that affected plants in the Northeast; and other factors.

The Company’s gross and net revenue came to R$39.8 billion and R$33.2 billion, respectively, a growth of 15% and 19% in relation to 2010, driven by increases in the average international prices of petrochemicals, which offset the lower sales volume caused by the scheduled and unscheduled maintenance shutdowns, as mentioned above.

EBITDA was R$3.7 billion, down 8% on the previous year. The lower EBITDA in the year is explained by: (i) the sector’s margin compression in the second half of the year; (ii) the average appreciation in the Brazilian real of 5% in the period; and (iii) the lower sales volume. Measured in U.S. dollar, EBITDA was US$2.2 billion, down 3% on 2010, reflecting the Company’s exposure to the U.S. dollar and its efforts to maintain its level of cash generation.

Braskem posted a net loss of R$517 million, which was adversely affected by the local currency devaluation of 13% in the period, which generated an accounting impact on financial expenses of R$1.2 billion. However, this effect did not generate any material impact on the Company’s cash, since its debt indexed to the U.S. dollar has an average term of 17 years.

2011 MANAGEMENT REPORT

Programs to boost competitiveness and productivity by cutting fixed costs and focusing on capturing synergies were some of the instruments used by the Company to tackle the challenges posed by inflationary pressures, expenses with severance benefits and the Company's broader scope resulting from its recent acquisitions.

Working through its Research and Innovation centers, Braskem developed new applications for plastic products as part of its continuous effort to create value for its Clients and the entire plastics production chain. In 2011, the Company registered the launch of 22 new products, adding
US$294 million in risk-adjusted present value to its innovation pipeline. Another highlight was Braskem’s activities in partnership with research institutions, which led it to receive the FINEP Innovation Award in the large-company category, in recognition of the more than 30 patents it filed during the year and its investments in alternative sources of renewable raw materials.

Another highlight in the year was Braskem receiving investment grade ratings from the three major global credit risk rating agencies: S&P, Fitch and Moody’s. The rating upgrade increased its capacity to tap credit markets at even more competitive conditions and to access a new profile of investors. In July, it carried out a US$500-million 30-year bond issue, making it the fourth Brazilian company to negotiate this type of placement. It also placed US$750 million in 10-year bonds at more advantageous conditions than in previous operations with similar profiles. With these issues, the profile of Braskem’s debt maturities in U.S. dollar became even more comfortable, with the average debt term lengthening to 12 years and maturities in 2012 corresponding to only 9% of total debt.

In this scenario of volatility and strong competition, in late 2011 the federal government regulated the program “Reintegra”, which will be in force through December 2012. The objective is to improve the competitiveness of Brazilian producers by refunding the federal taxes levied on their export sales. The refund corresponds to 3% of the value of export revenue and will be made via cash reimbursements or credits offsetting federal tax payments.

Braskem remains firm in its commitment to invest in Brazil in order to accompany the growth in domestic demand and capture the opportunities to add value to the various cracker streams. Construction is in the advanced stages at the new 200 kton/y PVC plant in the state of Alagoas and at the plant that will produce 100 kton/y of butadiene (an input in the synthetic rubber industry) in the state of Rio Grande do Sul. These two projects alone, which will start operations in 2012, will receive investments of around R$1.2 billion.

The Company also has a team dedicated to developing studies for part of the new Complex to be built in Rio de Janeiro known as COMPERJ. The feedstocks to be used and the products to be made at the complex are expected to be defined by year-end 2012.

Guided by its strategic vision to become the world leader in sustainable chemicals, Braskem consolidated its position as the world's largest biopolymer producer with its production of Green Polyethylene by strengthening partnerships and forging new ones with leading global companies, in line with its strategy centered on meeting Clients’ needs, innovation, maximizing value and sustainability. The Company also made progress on detailing the construction project for a Green PP plant, which should be approved in 2012.

As it reaffirms its commitment to the growth of Brazil and the petrochemical industry, Braskem seeks to help further improve the country’s industrial policy mechanisms to ensure the higher competitiveness of companies that invest in production within the country’s borders and eliminate the distortions that promote unfair competition. Developing the petrochemical and plastics production chain in Brazil is a permanent focus at Braskem, which created the Visio Program in 2011 to further strengthen its partnership with Clients and expand joint opportunities for growth. The proposal for creating value for our Clients is based on 3 basic principles: Entrepreneurship, New Business and Competitiveness.

2011 MANAGEMENT REPORT

Regarding its international expansion projects, Braskem made important advances in the Ethylene XXI project to be built in the Mexican state of Veracruz, which consists of a cracker using gas-based feedstock to make 1 million tons/y of ethylene and three integrated polyethylene plants. The project, which was developed in association with the Mexican group Idesa, is in the final stage of the engineering project and the structuring of the financing, which should be concluded in the first quarter of 2012. Earthmoving works have already begun and operations are expected to start in mid-2015. In addition to supplying the Mexican market, which today is a net importer of polyethylene, and potentially generating surpluses for export, the project will play an important role in the strategy to diversify Braskem’s feedstock mix by increasing the share of gas-based feedstocks.

In Peru, another country with large gas reserves, Braskem is analyzing the installation, in partnership with PetroPerú, of an integrated complex to produce polyethylene that is similar in scale to the Mexican project. In Venezuela, Braskem and Pequiven continue to move forward in developing a project to produce polypropylene through the joint-venture Propilsur, whose location was changed to the Paraguaná region due to the higher supply of feedstock.

Also in early 2011, Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) gave full and unanimous approval to Braskem’s acquisition of the Quattor assets. The synergies from the acquisition reached R$400 million in annual and recurring EBITDA gains. For 2012, the projected synergies are estimated at around R$495 million.

To support its robust growth, Braskem defined a series of initiatives to accelerate its efforts to recruit and develop new leaders who are able to assume key functions in both the domestic and international markets, supporting the development of Members through Occupational Training, in line with its entrepreneurial culture based on the Odebrecht Entrepreneurial Technology (TEO). In addition, in 2011, the Company has been implementing a global leader development program at Wharton School, the prominent business school of the University of Pennsylvania, which will help strengthen its development of new leaders.

Respect for the health and integrity of people (including members, third-party suppliers, partners and neighboring communities) and for the environment is a non-negotiable value of Braskem’s corporate culture, which seeks to improve its performance through continuous improvement programs. Underpinned by this principle, in 2011 the Company registered the lowest injury rate with and without lost time in its history, which includes both members and third parties, with improvement of over 40% on the previous year. Drawing on the dedication of our teams, we were able to reverse an initially adverse situation, especially after the accident at the Chlor Alkali plant in the state of Alagoas in the first half of the year, which led to the re-ratification and reinforcement of the entire safety system for this operation.

In recognition of its initiatives on this front, Braskem was once again selected a Model Company in the 2011 Sustainability Guide published by Exame magazine. The Company was also selected, for the seventh straight time, as a component of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa). It also received the Value Creation Award given by the Brazilian Association of Publicly Traded Companies (Abrasca), as well other distinctions.

Braskem’s principle of valuing people through education and work is also applied in the communities neighboring its operations, through activities based on productive social inclusion, environmental education and cultural promotion. Some examples of these activities are: participating in the Program for the Integrated and Sustainable Development of Southern Bahia (PDIS) sponsored by the Odebrecht Foundation, which works to help improve the lives of young adults in the field through education and incentives to create jobs and income in the Pratigi Environmental Protection Area; supporting the cooperatives of recyclable-material garbage collectors involved in projects to collect and recycle plastics located in the states of Alagoas, Bahia, Rio Grande do Sul and São Paulo; cultural projects such as the Frontiers of Thought series of lectures, a highlight of which was the presentation in 2011 by Turkish author Orhan Pamuk, who won the Nobel Prize for Literature in 2006.

2011 MANAGEMENT REPORT

Acknowledgements

Management once again expresses its profound appreciation to our Clients for the confidence they continue to place in Braskem, since their partnership is the foundation that drives us in our constant pursuit of excellence, and to our Shareholders, for their unqualified support in transforming into reality the strategic projects that strengthen the Company. Our appreciation also extends to our Members, Partners and Suppliers for their dedication and competence, which are essential for achieving our accomplishments and results.

2. Outlook

The world economy is forecast to grow by 3.3% in 2012, according to the report released by the International Monetary Fund (IMF) in late January, which already considers contraction of 0.5% in the euro zone. With the exception of the United States, where the GDP growth forecast was unchanged at 1.8%, the fund revised downward its growth projections for all other regions. The risk factors remained associated with the potential intensification of the sovereign debt crisis in Europe and the associated impacts on emerging markets.

In the case of Brazil, we expect GDP to grow by around 3.5%. Imported products, which gained ground in the Brazilian market in 2011 in various sectors (textiles, machinery and equipment, motor vehicles, petrochemicals), driven by the granting of ICMS tax benefits at certain ports, the stronger local currency and the robust domestic consumption, should grow more moderately, given that the recent measures adopted by the federal government, such as incentives for domestic vehicles, white goods, textiles, etc., associated with a solution for balancing the competitiveness of local producers in relation to the imported material, should benefit the local producers growth.

Brazil’s robust labor market and continued growth in household income should help improve the performance of the local economy, potentially spurring demand for plastic products, given the rising demand for higher value added products.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening the partnership with its Clients, with consequent expansion of market share in the domestic market; (ii) supporting the development of the Brazilian petrochemical chain and plastic industry; (iii) pursuing operational efficiency and cost reductions; (iv) adding value to existing streams; and (v) maintaining its solid financial position.

Regarding commodity markets, the political instability in Arab countries, which recently was aggravated by events involving Iran, brought uncertainty and volatility to oil markets and consequently to naphtha markets, which is the main feedstock used by the petrochemical industry.

The scenario remains marked by caution and we expect spreads in the petrochemical industry to remain pressured in 1Q12, despite the recovery in prices. Demand is expected to gradually grow with a consequent spread improvement as of 2Q12.

2011 MANAGEMENT REPORT

In the medium and long term, the outlook for the petrochemical industry remains positive. In this light, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and the society as a whole, increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

 3. Performance

3.1. Economic and Financial Performance

▪  Revenue

Braskem recorded consolidated gross revenue in 2011 of R$39.8 billion, up 15% from R$34.7 billion in 2010. In U.S. dollar, revenue came to US$23.8 billion, or 21% higher than the US$19.7 billion in the prior year.

Similarly, the Company’s consolidated net revenue was R$33.2 billion, representing growth of 19% from the net revenue of R$27.8 billion registered in 2010. Net revenue growth benefitted from the higher prices for resins and basic petrochemicals fueled by the higher feedstock prices, which reversed their upward trend in the second half of the year, accompanying the international market, due to the deterioration in the economic crisis. In U.S. dollar, consolidated net revenue was US$19.9 billion, or 25% higher than 2010.

Export revenue in 2011 was US$6.5 billion (corresponding to 33% of net revenue), up 55% from 2010. This performance was basically driven by the continued resale opportunities, in the amount of US$2.6 billion, and the higher prices for certain cracker co-products, such as butadiene, which increased by around 50%.

▪  Cost of Goods Sold (COGS)

Braskem’s COGS in 2011 totaled R$29.3 billion, or 25% more than in the previous year, basically reflecting the higher feedstock prices, which were partially offset by the lower production volume and the positive foreign exchange impact of R$1.4 billion in the period.

The average price of ARA naphtha in the year was US$931/ton, or 31% higher than the US$713/ton in 2010. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela.

2011 MANAGEMENT REPORT

Regarding the average reference price of gas feedstock,  Mont Belvieu prices of ethane and propane increased from 2010 by 28% and 25% to reach US$77 cts/gal and US$146 cts/gal, respectively. These price increases were driven by (i) the severe winter in the Northern Hemisphere at the start of the year, which impacted operational levels at plants; and (ii) the unscheduled downtime that limited the supply of gas. In the case of  U.S. Gulf propylene, the average price in 2011 was US$1,629/ton, or 23% higher, impacted by the product’s limited supply.

▪  Selling, General and Administrative Expenses

In 2011, SG&A expenses were R$1.9 billion, virtually in line with the 2010 figure, demonstrating the Company’s efforts to reduce its fixed costs, even in a scenario marked by inflationary pressures.

Selling Expenses were R$824 million, in line with the previous year. The lower sales volume resulting from the scheduled and unscheduled maintenance shutdowns was partially offset by the higher spending on logistics and the reclassification of expenses with container handling at ports in the second half of the year. General and Administrative Expenses were R$1.1 billion, in line with 2010, and were influenced in large part by (i) the higher personnel expenses related to the annual wage increases under the collective bargaining agreement and the adjustments to the salary scale; and (ii) the higher expenses with third-party services, such as consulting.

In 2011, despite the consolidation of Cetrel, the PP assets acquired from Dow and the higher impact from Braskem Idesa (Ethylene XXI Project in Mexico, which was consolidated as of June 2010), which added SG&A expenses of R$37 million, as well as annual wage increases, SG&A expenses came to R$1.9 billion, virtually unchanged from 2010, which demonstrates the Company’s efforts to reduce fixed costs even in a scenario marked by inflationary pressures.

▪  EBITDA

Braskem’s consolidated EBITDA in 2011 was R$3.7 billion, down 8% from R$4.1 billion in the previous year. Factors contributing to this performance were (i) the lower sales volume, which was affected by the power blackout that impacted production until mid-May and by the scheduled maintenance shutdown; (ii) the narrowing of thermoplastic resin spreads1 (accompanying the trend in international markets), which decreased 15% in the year and were partially offset by the higher basic petrochemical2 spreads, which widened by around 20%; and (iii) the average appreciation in the Brazilian real of 5% between the periods.

EBITDA margin in 2011 was 11.3%, compressing 330 bps from 14.6% in 2010. Excluding the effects from naphtha resales, EBITDA margin was 12.8% in the year. In U.S. dollar, EBITDA in the year decreased 3% from the previous year to US$2.2 billion in 2011, which reinforces the Company’s exposure to the U.S. dollar.

165% PE (USA), 25% PP (Asia) and 10% PVC (Asia)
280% Ethylene and propylene, 20% BTX – base Europe

2011 MANAGEMENT REPORT

▪  Net Financial Result

In 2011, the net financial result was an expense of R$2,805 million, versus the expense of R$1,618 million in the prior year. This variation is mainly explained by the appreciation in the U.S. dollar3 against the Brazilian real of 13% in the period, which generated a negative impact of R$1.2 billion.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the exchange rate has an impact on the accounting financial result. On December 31, 2011, this exposure was composed: (i) in the operations, by 59% of suppliers, which was partially offset by 66% of accounts receivable; and (ii) in the capital structure, by 73% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

Note that the negative exchange variation impact of R$1,237 million does not have a direct impact on the Company’s cash position in the near term. This amount represents exchange-variation accounting impacts, especially on the Company’s debt, which will only be disbursed when the debt, which has an average maturity of 12 years, matures. Dollar-pegged debt has an average maturity of 17 years.

Excluding the effects from exchange and monetary variation, the net financial result in 2011 was an expense of R$1,326 million, which represents a decrease of R$342 million from the net financial expense in the previous year, which is basically explained by the lower amount of non-recurring expenses in the period. In 2011, the non-recurring expenses related to the Liability Management strategy carried out in April and the prepayment of certain financial transactions totaled R$165 million, compared to the R$462 million in non-recurring expenses registered in 2010. In both cases, these expenses were related to operations aimed at adjusting the Company’s debt profile.

3 Exchange rate at end of period.

2011 MANAGEMENT REPORT

Million of R$	2011	2010

Financial Expenses	(3,574)	(2,011)
Interest Expenses	(990)	(932)
Monetary Variation (MV)	(301)	(441)
Foreign Exchange Variation (FX)	(1,660)	431
Net Interest on Fiscal Provisions	(236)	(268)
Others*	(387)	(801)
Financial Revenue	769	393
Interest	231	272
Monetary Variation (MV)	59	86
Foreign Exchange Variation (FX)	423	(25)
Net Interest on Fiscal Credits	37	8
Others	19	52
Net Financial Result	(2,805)	(1,618)

Million of R$	2011	2010

Net Financial Result	(2,805)	(1,618)
Foreign Exchange Variation (FX)	(1,237)	405
Monetary Variation (MV)	(242)	(355)
Net Financial Result Excluding FX and MV	(1,326)	(1,668)
* Non-recurring expenses classified under Others

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy. In December 2011, the Company held seven derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, gains or losses in derivative positions will be offset by gains or losses in the protected assets and liabilities.

▪  Loss

In 2011, Braskem reported a loss of R$517 million, which compares with net income of R$1,889 million in 2010. In addition to the lower cash generation capacity in the period, this result was also attributable to the foreign exchange loss of R$1.2 billion, which was driven by the depreciation in the Brazilian real in the second half of the year.

▪  Capital Structure, Liquidity and Credit Rating

On December 31, 2011, Braskem's gross debt stood at US$8,084 million, increasing 6% from the balance registered a year earlier. Due to the uncertainty in the global environment and with the aim of preserving its liquidity, in late 2011, the Company took advantage of attractive conditions in the local market and contracted a R$800-million, eight-year credit line from Caixa Econômica Federal, and also raised approximately US$250 million in offshore loans with an average term of 4.5 years. 63% of gross debt was dollar-pegged at the end of 2011.

The balance of dollar-denominated cash and financial investments decreased by 2% to US$1,702 million. Braskem maintains its strategy of optimizing cash carrying costs by contracting two stand‑by loans with combined value of US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default risk (as measured by credit default swap) and high credit ratings participated in the transactions.

2011 MANAGEMENT REPORT

Net debt ended 2011 at US$6,382 million, up 8% from US$5,905 million on December 31, 2010. In Brazilian real, this increase was 22%, mainly due to the appreciation in the real versus the dollar of 13% at the end of the period.

Also with the purpose of adjusting the level, term and profile of its debt, Braskem carried out funding operations in the capital markets during 2011 that raised a combined US$1.2 billion, seeking to replace more expensive obligations with shorter average terms.

In April, the Liability Management transaction carried out by the Company marked the first one after it was assigned investment grade ratings from S&P and Moody’s and involved a US$750-million bond issue due in 2021 with a yield of 6.00% p.a. and coupon of 5.75% p.a., which was used to repurchase (i) 66% of the medium term notes (MTN) due in 2014 with a coupon of 11.75% p.a.; (ii) 56% of the bonds coming due in 2015 with a coupon of 9.375% p.a.; and (iii) 52% of the 2017 senior notes with a coupon of 8% p.a. In the same period, the Company exercised the call option on the US$200 million in perpetual bonds with a cost of 9.00% p.a. that it issued in 2006.

In late July 2011, Braskem placed US$500 million in 2041 bonds with yield of 7.25% p.a. and coupon of 7.125% p.a. This was its first 30-year issue and allowed it to tap a new profile of investors.

Financial leverage measured by the net debt/EBITDA ratio increased from 2.56x at the end of 2010 to 2.83x when measured in dollars, which was driven by the lower operating result in the year. In Brazilian real, the leverage ratio stood at 3.20x, up by 32%, mainly reflecting the stronger U.S. dollar in the period.

On December 31, 2011, the average debt term was 12 years. Considering only the portion denominated in U.S. dollar, the average debt term was around 17 years. The Company’s average debt cost ended the period at 5.98% in U.S. dollar and 9.82% in Brazilian real.

The following charts show the Company’s gross debt by category and indexer, as well as its amortization schedule, on December 31, 2011.

2011 MANAGEMENT REPORT

Only 9% of Braskem’s total debt matures in 2012, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 26 months. Considering the stand-by credit lines, this coverage is 29 months.

Credit Risk Rating – Global Scale

In 2011, Braskem was assigned investment grade ratings by the three major global credit risk rating agencies.

In late March, Standard & Poor’s and Moody’s upgraded Braskem’s rating to “BBB-“ and “Baa3”, respectively, both with a stable outlook. This achievement reflects the Company’s strategic positioning, the accelerated capture of synergies from the Quattor acquisition, the better debt profile and its permanent commitment to growth and financial health.

In November, Fitch Ratings upgraded Braskem’s global rating to “BBB-“, with a stable outlook. The agency noted as positive factors Braskem’s strategic position in the global petrochemical industry, the effective management of its financial profile and its strong ownership structure.

2011 MANAGEMENT REPORT

3.2. Operations

▪  Polyolefins and Vinyls Performance

In 2011, Brazil’s thermoplastic resin market remained virtually stable in relation to 2010, contracting a slight 0.8%. The demand of 4.9 million tons was affected by the entry of imported manufactured goods during the year. The Polyolefins market (PE and PP) contracted by 2% in the year, while the PVC market expanded by 4%. The solid performance of the PVC market, which is heavily related to the construction industry, accompanied the National Construction Price Index (INCC), which measured inflation of 5.6% in 2011 and maintains a positive path for 2012.

Resin imports advanced and reached market share of 29% in the year, due to: (i) the stability and appreciation in the Brazilian real; (ii) the opportunistic entry of a higher volume of imported materials through ports with incentives, which grant ICMS tax credits benefits (that reach 9% in the state of Santa Catarina), which is a procedure that has been ruled unconstitutional by the Federal Supreme Court (STF); (iii) the deceleration in demand in developed economies, which has made Brazil and other emerging economies attractive consumer markets; and (iv) the shortfall in the PVC market, in which ex‑producer imports totaled around 330 kton.

Given this scenario, Braskem’s domestic polyolefin sales (PE and PP) decreased by 9% and 7%, respectively. Sales volume was also influenced by the destocking trend in the chain, given the uncertainty in the global scenario. In the specific case of PVC, the decrease of 4% in sales volume was driven by contraction in production, which is explained by the interruption in power supply that adversely affected the Company’s assets located in Brazil’s Northeast. In general, the lower sales volume was partially offset by the higher average price in the period, which accompanied the trend in international markets.

In the export market, Polyolefin sales increased 13% compared to 2010, due to (i) the supply of captive markets in which the Company has qualified sales; and (ii) the windows of opportunity in liquidity markets, particularly Asia.

Despite the adverse effects from the power blackout in the Northeast in 1Q11 and the scheduled shutdowns during the year, Braskem was able to keep its production level stable, producing 4.0 million tons of polyolefins, down 4% from 2010, and 439 kton of PVC, down 8% from 2010.

2011 MANAGEMENT REPORT

Performance (tons) POLYOLEFINS	2011 (A)	2010 (B)	Change. (%) (A)/(B)

Sales - Domestic Market
PE's	1,524,933	1,674,825	(9)
PP	1,149,814	1,233,301	(7)
Total Domestic Market	2,674,747	2,908,127	(8)

Sales - International Market
PE's	881,762	823,328	7
PP	421,647	330,729	27
Total Exports	1,303,409	1,154,057	13

Total Sales
PE's	2,406,695	2,498,153	(4)
PP	1,571,461	1,564,030	0
Total Sales	3,978,156	4,062,183	(2)

Production
PE's	2,391,136	2,536,776	(6)
PP	1,565,493	1,597,621	(2)
Total Production	3,956,628	4,134,397	(4)

Performance (tons) VINYLS	2011 (A)	2010 (B)	Change. (%) (A)/(B)

Sales - Domestic Market
PVC	483,995	504,780	(4)
Caustic Soda	414,996	463,072	(10)

Production
PVC	438,895	475,559	(8)
Caustic Soda	366,923	460,773	(20)

▪  Basic Petrochemicals Performance

The year 2011 was marked by higher prices for basic petrochemicals, especially butadiene, paraxylene and toluene, which experienced average increases of 26% from 2010. These increases are basically explained by the increased competitiveness of gas over naphtha, favoring the use of light feedstocks (e.g., ethane), which limited the supply of cracker co-products.

In 2011, total ethylene and propylene sales decreased by 4% and 10% from the previous year to 872 kton, while total BTX sales decreased by 12%. In general, the reductions in sales volume are explained by the lower supply of products, which was affected by the unscheduled maintenance shutdown due to the power blackout and by the moving forward of a scheduled maintenance shutdown to late 4Q11 in response to the lower demand and uncertainty regarding the global economy. The lower sales volume was partially offset by the higher average price, which registered a double-digit increase in the year.

Average capacity utilization at the Company’s petrochemical compelxes in the year was 83%, compared to 87% in 2010, which reflects the power blackout that affected operations in the Northeast in 1Q11 and the scheduled shutdown at the plants in Rio de Janeiro (former Riopol) and Triunfo, as well as the moving forward to 4Q11 of the maintenance shutdown at the cracker in the state of Bahia. In this scenario, the Company registered a 5% decrease in ethylene production in relation to 2010.

2011 MANAGEMENT REPORT

In 3Q11, Braskem executed an agreement with Basf to supply propylene to the acrylic complex in Brazil to be built in Camaçari, Bahia, which will allow the Company to redirect sales of this product from the export market to the domestic market, which will increase value creation through year-end 2014.

Performance (tons) BASIC PETROCHEMICALS	2011 (A)	2010 (B)	Change. (%) (A)/(B)

Sales - Domestic Market
Ethylene	491,288	507,407	(3)
Propylene	217,699	254,045	(14)
Cumene	290,875	288,890	1
Butadiene	252,915	250,215	1
BTX*	596,576	604,148	(1)

Sales - International Market
Ethylene	7,737	9,853	(21)
Propylene	155,590	160,398	(3)
Cumene	-	-	0
Butadiene	58,627	77,891	(25)
BTX*	387,240	516,863	(25)

Total Sales
Ethylene	499,025	517,260	(4)
Propylene	373,288	414,443	(10)
Cumene	290,875	288,890	1
Butadiene	311,542	328,107	(5)
BTX*	983,815	1,121,010	(12)
Production
Ethylene	3,119,158	3,276,626	(5)
Propylene	1,412,019	1,520,142	(7)
Cumene	295,529	286,284	3
Butadiene	314,534	321,709	(2)
BTX*	1,165,437	1,310,545	(11)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▪  International Business Performance

The International Business Unit, represented by Braskem America, registered sales volume of 1.0 million tons of PP, up 21% from 2010, which is explained by the consolidation of the results from the PP business of Dow Chemicals as of 4Q11. The average capacity utilization rate in 2011 was 85%, which was partially due to the scheduled shutdown at the LaPorte site in 2Q11 and to the operational problems in Marcus Hook related to the supply of feedstock.

Performance (tons) INTERNATIONAL BUSINESS	2011 (A)	2010 (B)	Change. (%) (A)/(B)
Sales
PP	1,016,823	840,095	21

Production
PP	1,010,183	840,022	20

2011 MANAGEMENT REPORT

3.3 Quattor Synergies

In 2011, the capture of synergies totaled R$400 million in annual and recurring EBITDA. The majority of these synergies remained concentrated in initiatives in the industrial, logistics and supply areas. Examples of initiatives on the industrial front include better production mix at second generation plants, with a reduction in the number of grades per plant; the centralization of the asset maintenance strategy, which included optimizing teams and the planning of scheduled shutdowns; and optimizing the extraction of cracker streams. On the logistics front, the highlight was the gain in freight operations due to the better planning of operations involving domestic and export sales, distribution and storage. On the supply front, the highlights were the integrated purchase of inputs and the renegotiation of third-party contracts. For 2012, the Company maintains committed to capturing the full R$495 million in annual and recurring EBITDA. In addition to the operational synergies, there were also gains on the financial front due to the lower carrying cost of debt.

3.4 DOW PP Assets

In July 2011, Braskem executed a contract with Dow Chemical for the acquisition of its Polypropylene business (PP). The transaction represented an important step forward in consolidating the Company’s international expansion and positioned it as the largest PP producer in the United States.

The transaction involved 4 industrial units, 2 plants in the United States and 2 plants in Germany. The U.S. assets, located in Freeport and Seadrift, Texas, have combined production capacity of 505 kton, which represents 50% of the country’s annual PP production of 1,425 kton. The German assets, located in the cities of Wesseling and Shckopau, have combined annual production capacity of 545 kton.

On September 30, 2011, the acquisition was approved by the antitrust agencies of the United States and (Federal Trade Commission and Antitrust Division of the U.S. Department of Justice) and Europe (European Union). The US$323-million transaction was paid at sight, with the cash disbursement made on the first business day in October. Therefore, as of 4Q11, the results of these assets began to be consolidated in Braskem’s results. The NPV of the synergies identified from the acquisition is US$140 million, which will be captured mainly by optimizing the portfolio, the costs related to logistics and supply and the acquisition of feedstock and by maximizing operating efficiency at the industrial plants.

4. Innovation & Technology

Braskem, keeping with its commitment to develop the petrochemical industry and plastics chain, has based its strategic-innovation management on creating new technologies, processes and products.

The aim is to meet its clients’ needs and propose new solutions that add quality to the final products offered to society. To achieve this goal, Braskem has two Innovation & Technology centers, one in Brazil and the other in the United States, with some 240 specialized professionals who are dedicated to developing new products and applications, as well as conducting tests and achieving incremental improvements in existing products and processes.

Some of the achievements in the area of Innovation & Technology in 2011 are described below:

a)      Receipt of the 2011 FINEP Innovation Award in the National – Large Company category, which reflects the more than 30 patents filed for during the year and the investments in alternative sources of renewable raw materials.

2011 MANAGEMENT REPORT

b)      Approval of Braskem’s Renewable Chemicals Business Plan by PAISS, which is a joint initiative by the Brazilian Development Bank (BNDES) and the FINEP research and project finance mechanism to select business plans and foster projects that develop, produce or market new industrial technologies for processing biomass created in the sugarcane production process.

c)       Laboratório Nacional de Biociências (LNBio), the bioscience laboratory located in Campinas which Braskem has an agreement for conducting research in the area of biotechnology, received the Biosafety Quality Certificate (CQB) from the National Biosafety Technical Board.

Working in partnership with research institutions of renowned competence has provided important results for Braskem, which led to another 30 patents being filed for during 2011, for a total of 445 patents already registered by the Company.

In 2011, the innovation pipeline at the Polymers Business Unit (UNPOL), whose net present value is US$654 million, registered the record launch of 22 new products with combined net present value of US$294 million, which included:

•         New Polypropylene for the automotive industry:as part of its permanent effort to develop innovative and competitive products, Braskem launched a new resin for the automotive industry, seeking to meet the more demanding needs of this industry and offer its clients greater versatility and flexibility. The potential PP consumption is estimated at 16 kton/y.

•          Polyethylene for geomembrane production:to meet the stringent requirements of the geomembrane industry, Braskem launched a new polyethylene resin. Geomembranes are considered the most effective material for containing waste and forming an impermeable barrier that protects the soil, with its use mandated by environmental agencies for various types of projects. The new resin’s superior performance anticipates the trend of stricter regulations governing their use, offering clients and final users a higher-quality and safer finished product. The additional growth potential in the polyethylene market is 24 kton/y.

•          PVC Home:in partnership with DuPont and Global Housing, Braskem developed a new concept for residential and commercial construction projects at accessible costs. The system enables the construction of homes with complete finishings on an industrial scale, which means a unit can be erected in less than one week. The project, called the PVC Concrete Home, has already received approval from Caixa Econômica Federal for the construction of 1,000 homes across Brazil. The product’s potential in the Brazilian market is very high, given that each home built using the system consumes some 800 kg of PVC resin and Brazil has a housing deficit of 8 million homes.

•          Green PE:the year 2011 was marked by partnerships with major Brazilian and international companies that promoted and leveraged the image of Braskem and Green PE in Brazil and around the world, such as the development of packaging resins for important global players in the food and cosmetics industry and the resin’s use to make all the seats in the Amsterdam Arena located in the Netherlands.

2011 MANAGEMENT REPORT

 5. Investments

Maintaining its commitment to making investments with returns above their cost of capital, in 2011, Braskem made operational investments in the total amount of R$2.1 billion (excluding capitalized interest), which represents an increase of 17% from the total investments of R$1.8 billion made in 2010. The biggest deviations from the value of R$1.6 billion initially announced are mainly related to the acceleration of expansion projects: (i) R$102 million for the Mexico project to move forward the earth moving works (anticipating the rainy season) and for the advances made for equipment acquisitions; and (ii) R$265 million for capacity expansion projects in Brazil, with R$138 million to accelerate the PVC expansion project and R$127 million to adjust the timetable of the Butadiene project, with both projects expected to start production by mid-2012. Additionally, the  Butadiene project closed some pre-sale contracts which resulted in advances of roughly R$200 millions.

Of the total investments, 33% or R$696 million was allocated to expanding capacity in the Brazilian market. The PVC expansion project required investments of R$518 million in 2011.

In keeping with its objective of maintaining its plants operating at high levels of operating efficiency and reliability, Braskem also invested R$469 million in scheduled maintenance shutdowns: (i) at the Rio de Janeiro unit (former Riopol), whose shutdown was concluded in late July; (ii) at the Triunfo unit in the state of Rio Grande do Sul, whose shutdown begun in late October; and (iii) the moving forward, from early 2012 to the second half of November, of the scheduled shutdown on one of the lines at the Camaçari petrochemical complex, which lasted around 30 days.

Braskem also invested R$151 million in the area of Health, Safety and the Environment (HSE) and allocated approximately R$51 million to Technology and Innovation.

For 2012, total investment is estimated at R$1.7 billion, of which around 40% will be directed to various expansion projects in the Brazilian market and the Ethylene XXI greenfield project in Mexico, 20% to the maintenance of operations at assets, 10% to HSE and the remainder to other operational investments.

5.1. Strategic Investments – Expansion Projects

Braskem, in line with its strategy of diversifying its energy matrix and increasing its competitiveness by gaining access to feedstocks at competitive conditions, is conducting studies and implementing certain projects, which include:

▪  PVC expansion

The project to expand PVC production capacity by 200 kton/y, which should start up in May 2012, required investments of R$604 million through year-end 2011, already considering the tax benefits provided for under the scope of the Special Incentives Regime for the Development of Oil Infrastructure in the North, Northeast and Midwest Regions (REPENEC) granted by the federal government. The total investment expected for the project is approximately US$470 million or R$900 million, already considering the tax benefits.

2011 MANAGEMENT REPORT

In late 2011, construction reached over 80% of its schedule, in line with the planning, with over 6.3 million man-hours worked without the occurrence of any injuries with or without lost time, which is a new record for Braskem. The main items of equipment have already been received and are in the final stage of assembly.

The project was financed via two financing lines (i) a R$525-million line from the Brazilian Development Bank (BNDES) with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%; and (ii) a R$200-million financing line from BNB with repayment in 12 years and interest of 8.5% p.a..

▪  Butadiene

The project to expand butadiene production capacity by 100 kton/y for total expected investment of R$300 million already received disbursements of R$127 million in 2011.

With operations expected to start in July 2012, the Company’s butadiene supply should increase by approximately 30% to 446 kton/y. The construction project has reached 69% completion, in line with the timetable and without any accidents registered.

In 2011, butadiene prices in international markets rose by around 55% in relation to the previous year, reflecting the growing world demand and limited supply.

To support the project’s financing, in addition to the pre-sale contracts, the Company also contracted from the BNDES a R$176-million financing line with total term of 9 years.

▪  Green Polypropylene Project

Braskem, as part of its strategy to become the world leader in sustainable chemical, is developing a project for the production of Green Polypropylene with capacity of at least 30 kton/y. In 2011, the Company obtained the license for the plant’s construction and the basic engineering studies were concluded. The project, which must still be approved by the Board of Directors in 2012, should begin operations in the second half of 2013.

▪  Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, involves the production of polyethylene resins using ethane as feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years that is based on the Mont Belvieu reference price. The project will increase the diversification of Braskem’s feedstock matrix, making its assets more competitive.

In 2011, the total estimated fixed investment was revised to approximately US$3.0 billion, due to inflation impacts and the more precise detailing of the investments with the progress on the Front End Engineering Design (FEED), which is being developed by a consortium of contractors formed by Technip, ICA Fluor and Construtora Norberto Odebrecht (CNO). The total investment will be structured via project finance (70% debt and 30% equity), with the structuring expected to be concluded in the first quarter of 2012. The financial institutions (which include multilateral agencies, export credit agencies and development banks) engaged in this process, which involves the social-environmental, technical, legal, market and insurance due-diligence processes, contracted independent consultants specializing in their respective fields who are working on a coordinated basis with the project team to finalize this process. The conclusion of construction and the startup of operations are expected in the first half of 2015.

2011 MANAGEMENT REPORT

Demand for polyethylene in Mexico in 2011 was 1.9 million tons, with imports accounting for 70% of total demand. In addition to playing a key role in the development of the domestic petrochemical industry, this project will make Braskem the largest resin producer in the local market.

In 2010, we entered into a strategic partnership with Ineos for the technology of the high density polyethylene (HDPE) plants and the noteworthy achievements in 2011 were: (i) the strategic partnership executed with Lyondell Basell for the use of Lupotech T technology at the low density polyethylene (LDPE) plant, which has production capacity of 300 kton/y; (ii) selection of Technip as the technology supplier for the ethylene cracker with annual production capacity of 1 million tons; (iii) the start of works to prepare the site for construction of the industrial complex, given the soil conditions and the region’s rainy season; and (iv) the acceleration of the acquisition of equipment with long manufacturing and delivery lead times.

In addition to structuring the financing, in 2012 we expect to: (i) finalize the detailing of the engineering project; (ii) acquire the remaining long-term equipment for the complex; (iii) mobilize the construction works; and (iv) begin selling products to Mexican clients via pre-marketing.

▪  Comperj Petrochemical Project

Braskem, consistent with its commitment to supply Brazil’s growing demand for thermoplastic resins, is evaluating potentially participating in the Rio de Janeiro petrochemical project (Comperj), which will produce and market resins and basic petrochemicals made from competitive feedstocks.

The Front End Loading (FEL1) business plan was concluded in April 2011, and the final detailing of the scope of the petrochemical project (FEL2) should be concluded during 2012, following confirmation of the feedstock to be used. In 2013, Braskem is expected to determine the best way to develop and install the project, which must be examined by the Board of Directors before a final investment decision is made in early 2014.

▪  Other projects under development in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela.

In Peru, in November 2011, Braskem and Petróleos Del Perú (PetroPerú) executed a Memorandum of Understanding to complement the technical and economic feasibility studies for a petrochemical project. The objective is to assess the feasibility of installing integrated units with estimated ethylene and polyethylene production capacity of 1.2 million ton/y, using as feedstock ethane from gas reserves in the Las Malvinas region. Similarly, Braskem remains interested in evaluating the feasibility of a project to build an ethane-based petrochemical complex in southern Bolivia.

Braskem also inaugurated an office in the city of Lima that will provide support to the team involved in the project and to the commercial team already working in the country.

In Venezuela, in 2010, Braskem and Pequiven, with the participation of PDVSA and the Ministry of Energy and Oil, entered into new agreements for analyzing and installing a project with polypropylene production capacity of approximately 300 kton/y at the Paraguaná Refinery Complex in the state of Falcon. The Polimérica project was suspended due to the lack of definition regarding the availability of feedstock in the region of the Jose complex.

6. Capital Markets and Investor Relations

Braskem Class A preferred stock traded on the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA: BRKM5) ended the year quoted at R$12.80 per share, down 37% from year-end 2010. The stock price, which performed well during the first half of the year, reaching R$25.00 in June, was heavily impacted by the deterioration in Europe’s sovereign debt crisis. The main negative drivers of the stock price were (i) the net outflow of foreign investors fueled by the international crisis and the uncertainties related to the recovery in the global economy; (ii) the prospect of slowing demand for petrochemical products; and (iii) the expectation of a decrease in industry profitability.

2011 MANAGEMENT REPORT

On the other hand, average daily trading volume increased by 26% in relation to 2010, going from R$21.0 million to R$26.4 million. Meanwhile, the Bovespa Index ended 2011 at 56,754 points, down 18% from 2010.

Braskem’s ADRs (BAK) traded on NYSE Euronext closed 2011 quoted at US$14.10 per ADR, down 44% from 2010. Average daily trading volume was US$5.4 million in 2011, advancing 127% from 2010. In the same period, the S&P 500, which already posted a negative performance in 2010, remained stable in 2011 at 1,258 points.

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year at € 5.94 per share, for a loss of 37% in the period, while average daily trading volume decreased by 5% to € 18,600 in 2011, from € 19,600 in 2010. In the same period, the FTSE100 Europe declined by 6.1%.

In the composition of the Bovespa Index valid for the period from September to December 2011, Braskem stock ranked 46th in terms of liquidity with a weighting in the index of 0.69%, improving by three positions from the previous index composition.

In May, BRKM5 stock was once again included in the IBrX-50 index in the composition valid from September to December 2011, with Braskem ranking 31st with a weighting of 0.66% in the index. The IBrX-50 is an index that measures the total return of a theoretical portfolio composed of 50 stocks selected from the most liquid stocks on the BM&FBovespa, which are weighted in the portfolio by their market capitalization based on the shares available for trade.

In September 2011, Braskem stock was also included in the composition of the Carbon Efficient Index (ICO2) of the BM&FBovespa valid through December of that year. Created in 2010, this index is composed of the stocks included in the IBrX-50 index that adopt transparent practices regarding their greenhouse gas (GHG) emissions. Of the 38 companies in the index composition, Braskem figured 33rd with a weighting of 0.44%.

For the 7th consecutive year, Braskem stock was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio in the period from January to December 2012. Created by the BM&FBovespa in partnership with capital-market trade associations, the Getúlio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE index reflects the return of a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. In 2011, 38 companies qualified to become components of this index.

In June 2011, Braskem was elected by the Brazilian Association of Publicly Traded Companies (Abrasca) as the best case of value creation in 2010. The Company generated value of 38.8% in the period.

In recognition of its commitment to sustainability, Braskem was one of the 21 model companies in Brazil featured in the 2011 Sustainability Guide published by Exame  magazine.

To conclude the awards received in the year, in the LatAm Oil, Gas & Petrochemicals industry, Braskem was recognized by the magazine Institutional Investor as 1st in the category Best CEO, based on the opinion of sell-side analysts.

2011 MANAGEMENT REPORT

7. Sustainability

The year 2011 was marked by Braskem further strengthening its contribution to Sustainable Development. The Company defined three pillars in its business strategy in order to focus its contributions on this front: adopt increasingly more sustainable production processes, offer a portfolio of increasingly more sustainable products and offer to society solutions that are increasingly more sustainable. Furthermore, all efforts on these three fronts are supported by a solid foundation, with a management and corporate culture that are always fully committed and aligned with Sustainable Development.

In the first pillar of increasingly more sustainable production processes, the highlight was Braskem’s record indicator4 for workplace safety, despite the accident that occurred in the state of Alagoas in May that involved five service providers. This accident led Braskem to formulate a series of actions to strengthen its practices. The result achieved in 2011 was 40% better than in the prior year, with 1.16 injuries/million-man hours, which places Braskem at a level similar to that of the world’s best chemical producers.

Significant improvement was also achieved in the management of greenhouse gases5. Braskem achieved a reduction of 4% in the indicator for its level of GHG emissions. The Company was also recognized in the Gold Category of the GHG Protocol managed by the Getúlio Vargas Foundation (FGV) and was included in the Carbon Efficient Index of the BM&FBovespa. And it also improved its ranking in the Carbon Disclosure Project (CDP)6.

In the area of water efficiency, since 2002, the Company’s water consumption has remained at a level equivalent to approximately one-fifth the average water consumption of the world chemical industry. In 2011, Braskem reached a level of over 18% in the reuse of all the water it consumed during the year.

In the pillar focusing on a portfolio of increasingly more sustainable products, Braskem made important advances in offering to the market Polyethylene made from renewable resources, closing contracts with important clients both in Brazil and abroad. These included: Coca-Cola, Procter & Gamble, Danone, Johnson & Johnson, Nestle, Tetrapack, Estrela, Natura, Faber-Castell, Chanel and Toyota Tsusho. Another important achievement was reaching the level of 85% of the ethanol it uses to make products from renewable resources sourced from suppliers that comply with the social and environmental code of conduct for ethanol suppliers. Braskem also received important recognition for its development strategy for this type of solution, which included the Eco 2011 Award from the American Chamber of Commerce in Brazil, the 2nd Top Ethanol Award and the Bioplastics Award 2011, among others. The Company also received certification from the International Sustainability and Carbon Certification (ISCC), becoming the first global biopolymer producer to achieve this distinction. In the year, Braskem also announced a partnership with Lanxess for the production of EPDM, an input for making rubber articles made partially from renewable raw materials.

In Braskem’s third strategic pillar, which seeks solutions to ensure our society is increasingly more sustainable, there were also concrete advances. Braskem, in partnership with Instituto Akatu and Instituto Faça Parte, developed educational actions that assisted 1,577 schools. This initiative focused on explaining the plastic life cycle and highlighting the social and environmental impacts of these products, which was called “Um novo olhar sobre o plástico” (A new vision of plastics). The strengths of plastic that were highlighted included: a) its lightness, which increases energy efficiency in applications and lowers greenhouse gas emissions; b) its low cost, which enables access to products and services by a larger portion of the population; and c) its durability, which allows for reuse and recycling. The initiative also underscored the important role that society plays in reducing, reusing and recycling these products.

4Pro forma since 2002.
52010 compared to 2009, since the inventory is consolidated only in the following year.
6Non-governmental organization that seeks to improve the management of greenhouse gases.

2011 MANAGEMENT REPORT

Another highlight was the progress made on programs to promote the social inclusion of garbage collectors of recyclable materials. The program, which assisted 194 garbage collectors at cooperatives primarily in the state of Rio Grande do Sul, expanded its assistance to 666 garbage collectors at cooperatives in the states of Alagoas, Bahia, São Paulo and Rio Grande do Sul. Supporting the training capacity and tools of these cooperatives, Braskem plans to contribute to increasing the income of these people while also helping to increase the rate of plastics recycling. An increase in the income levels of 134 of these garbage collectors has already been observed.

Braskem understands that its role also includes contributing to the debate on the paths of business and the global community towards increasing sustainability. In this light, the Company strengthened its participation in various associations, including the Brazilian Business Council for Sustainable Development (CEBDS), the Brazilian Global Compact Committee (CBPG), the Brazilian Chemical Manufacturers’ Association (Abiquim) and the International Council of Chemical Associations (ICCA), and continues to actively participate in the principal business movements in Brazil and in the global chemical industry. A highlight was Braskem’s participation in preparations for the Rio+20  Global Sustainability Conference to be held in Rio de Janeiro and in the COP17  Climate Change Conference in Durban, South Africa. In the latter conference, Braskem presented its experience in improving processes and products at three different side events organized by the CEBDS, the German Federation of Industry (BDI) and the ICCA.

Seeking to further strengthen the transparency of its management, Braskem made progress on improving its Annual Sustainability Report, with the 2010 edition achieving Level B+ with external verification.

7.1. Corporate Governance

Since the disclosure of its Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders as well as its commitment to ethics, competitiveness and excellence in all actions in order to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts recognized corporate governance practices to ensure their proper functioning. In addition to the Board of Directors and the Audit Board, which have expanded powers in accordance with the Sarbanes-Oxley Act, the Company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest to the Board in order to improve the quality and speed of the deliberation process.

Braskem’s corporate governance practices feature:

✓  Listing on the Level 1 Corporate Governance segment of the BM&FBovespa since February 13, 2003;

✓  100% tag-along rights for all Braskem shareholders in the event of the transfer of control;

✓  Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act;

2011 MANAGEMENT REPORT

✓  A Code of Conduct defining the values, principles and procedures that guide the Company's corporate conduct, which is regularly reviewed to ensure it reflects current legal requirements and best practices;

✓  Corporate policies, which include policies on Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, Compensation, Health, Safety, Environment and Investments;

✓  A long-term incentive plan designed to align the interests of the Company’s management with the goal of maximizing shareholder value. In effect since its approval in 2005, the plan links executive compensation to the long-term performance of the Company’s stock price;

✓  An Ethics Committee that works jointly with the Internal Auditor and Risk Management and reports its findings to the Audit Board with expanded powers. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the Company’s ethics hotline, which is a confidential communications channel for receiving reports of any potential breaches of the Code of Conduct, with the objective of enforcing compliance with the code and continually improving the Company’s internal procedures and controls;

✓  An information system for the Board of Directors and the Audit Board accessed through the Braskem Portal, providing the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

✓  Tools to support Corporate Governance initiatives, such as the Manual for Shareholders Meetings and the Compendium of Corporate Governance Procedures and Practices.

▪  External Audit

The Company’s policy on the hiring of independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions at their clients; and (c) auditors may not promote the interests of their clients.

In accordance with CVM Instruction 381/03, the value of the services rendered to the Company by the audit firm PricewaterhouseCoopers Independent Auditors that were unrelated to the external audit functions did not exceed 5% of the total value of the fees the firm received.

7.2. Health, Safety and the Environment

Braskem made further advances in its management of Health, Safety and the Environment (HSE) and in 2011 audits were conducted to verify the implementation stage of the 16 Strategic Elements of the Program for Excellence in Health, Safety and the Environment (SEMPRE), which is aligned with the Responsible Care Program.

Braskem’s investments in the area of HSE totaled R$151 million and led to improvements in the Company’s performance indicators for these areas.

In 2011, the Injury Frequency Rate with and without Lost Time per million man-hours worked considering both members and the employees of partners was 1.16, which represents a reduction of 43% from the previous year and the best performance since 2002. The Lost-Time Injury Frequency Rate per million man-hours worked considering both members and partners was 0.55, down 11% from the previous year.

2011 MANAGEMENT REPORT

In the area of Processes Safety, with the merger of Braskem and Braskem America, there was a change in the Risk Rating classification of the safety inspections conducted at the plants. In 2011, audits were conducted at the plants and seven were assigned risk ratings of "above standard", due to the continuous improvements and pursuit of excellence in risk management for production processes and facilities, while three were assigned ratings of “standard”. The audits and ratings were conducted by Aon Energy Risk Engineering, an internationally recognized consulting firm that establishes criteria that are comparable among international companies in the same industry for assessing safety and management conditions.

Regarding Chemical Safety, Braskem continued to advance its initiatives by preparing and making available 27 chemical safety summaries on its products on the Chemical Substances Information and Safety Web Portal of the International Council of Chemical Associations (ICCA), providing full transparency on the risks of its products to its Clients, Suppliers and other stakeholders. Braskem, in partnership with the Brazilian Chemical Manufacturers’ Association (Abiquim), is the leader in Latin America in implementing the Global Product Strategy (GPS), which supports companies in safely managing all the chemical products they handle, produce and sell. The GPS is an ICCA initiative that promotes the recognition and dissemination of the risks posed to people and the environment resulting from the use of chemical products. This initiative is aligned with the global strategy of the United Nations Environment Programme (UNEP) called Strategic Approach to International Chemicals Management (SAICM), which has a similar objective.

In the area of Health Management, new guidelines were included in the internal manual Excellence in Health, Safety and the Environment (SEMPRE) to strengthen Braskem’s health-promotion initiatives, which focus on the physical, mental and social well-being of its members in the pursuit of an ideal harmony that allows for simultaneously achieving the goals of corporate sustainability and personal satisfaction.

In 2011, Braskem developed and made available a tool known as AIPR for organizing the identification and assessment of Environmental Aspects and Impacts, of Health Dangers and Risks and of Human and Environmental Safety. The tool will focus on preventative actions and involve all processes, activities, products and services performed at the Company and support the definition of control or impact initiatives.

Regarding the Environment, in 2011, Braskem reduced its impact on the absolute generation and consumption of natural resources, which was mainly brought about by its investments and by the initiatives of the dedicated improvement groups. The performance of Braskem’s eco-efficiency indicators in 2011 is presented below:

2011 MANAGEMENT REPORT

•         Absolute generation of net effluents (18,752,016 m3/year) improved 5% from 2010;

•         Absolute generation of solid waste (31,450,775 kg/year) improved 9% from 2010;

•         Absolute energy consumption (160,536,343 GJ/year) decreased 4% from 2010;

•         Absolute water consumption (67,015,277 m³/year) increased 5% from 2010.

In 2011, Braskem concluded its inventory of Greenhouse Gas (GHG) emissions, which comprise the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydro fluorocarbon, refrigeration fluid), with the inventory considering all of its industrial plants and corporate centers.  Considering the base year of 2010, direct emissions (Scope 1) totaled 9,233,668 tCO2e, down 1% from 2009. However, indirect emissions (Scope 2) increased to 337,294 tCO2e, due to the consumption of purchased energy (electricity and steam). Other indirect emissions (Scope 3), considering all industrial units, totaled 5,871,747 tCO2e.

The reduction in the volume of the Company’s gas emissions (Scope 1 + Scope 2) resulted in a real reduction of 4% in the intensity of these emissions to 0.646 tCO2e/t, which is in line with the target established for 2020 of 0.6 tCO2e/t.

7.3. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The scope of the 2020 Vision goes beyond the Company’s premises to also consider the communities in which it participates and is guided by the priorities of its activities, which are: Social Inclusion, Environmental Education and Cultural Promotion. One way to achieve these objectives is through private social investment in programs aligned with Braskem’s strategy, principles and values. In 2011, new guidelines were created for Private Social Sponsorship and Investments that, combined with the implementation of a new tool for evaluating and selecting projects, will strengthen Braskem’s management of related issues and steer its priorities.

Social Inclusion

Program for the Integrated and Sustainable Development of the Mosaic of Environmental Protection Areas in Southern Bahia (PDIS) – The challenge is to make prosperous and dynamic a stagnated rural area with extensive environmental assets by placing young talent in the field. The efforts to achieve this common objective, which will focus on the sustainable development of the Environmental Protection Area (APAs) of Pratigi, will target, in a single initiative, all eight Millennium Development Goals (MDGs) of the United Nations, to which 192 countries are signatories.

Lagoa Viva Environmental Education Program – Launched in 2001 in Pontal da Barra, a community neighboring Braskem’s Chlor Alkali Industrial Unit in Maceió, Alagoas, this project promotes motivation and alternative ways to generate income based on sustainable practices. Courses on music, English, hydroponics and beekeeping, as well as post-graduate programs, provide training in a wide variety of occupations that ultimately promote the social mobility of this community.

Programa Acreditar – in 2011 there were two initiatives under the Believe Program of contractor Construtora Norberto Odebrecht. The program trains and develops local labor to become ironworkers, carpenters, electricians, boiler technicians, plumbers, mechanics, welders and scaffolding assemblers. In Marechal Deodoro, Alagoas, more than 670 people were trained, of whom 314 were contracted for the PVC Project.

Cidade do Saber: Museum of Science and Technology – In 2011, Braskem, which is committed to social development and is already a partner in other initiatives developed at the Cidade do Saber cultural and sports complex, sponsored Universo da Criança e do Adolescente (UNICA), which is the first Museum of Science and Technology in the state of Bahia to tailor its activities to children and adolescents.

2011 MANAGEMENT REPORT

Recycling Projects — The Company invested in the social inclusion of recyclable-material collectors in the states of São Paulo, Alagoas, Bahia and Rio Grande do Sul. Based on a diagnosis of the social situations of the garbage collectors and the quality of the recycling warehouses already operating in each location, initiatives were developed to increase the income and plastic-sorting capacity of the cooperatives selected by Braskem.

Environmental Education

A New Vision of Plastics (Um Novo Olhar sobre o Plástico) – In partnership with Instituto Akatu and Instituo Faça Parte and with the support of Plastivida, high-quality teaching materials and resources were developed that foster debate on the plastic life cycle, its benefits and consumers’ responsibility in preventing negative impacts. Teaching and orientation materials for teachers were produced that focus on the Conscientious Consumption of Plastic, which were delivered to 1,577 public and private schools in all of the country’s states.

Cinturão Verde – Gaining status as an Environmental Protection Area (APA) in 1987, this 150-hectare ecological reserve is located on the tropical dune biome of the Pontal da Barra district, which is situated between the Atlantic Ocean and Lake Mundaú in Maceió. The reserve’s objective is to enable the full development and natural reproduction of the fauna and flora, effectively transforming the area into an ecological refuge. As a result of these initiatives, the Green Belt project has received important recognitions, such as the Atlantic Forest Biosphere Reserve (UNESCO), Environmental Education Center (UNESCO) and the Fauna and Flora Conservation Vivarium (IBAMA).

Fábrica de Florestas – This project promotes the cultivation and planting of native-specie seedlings in the Costa dos Coqueiros Ecological Corridor and the Forest Ring region located on the northern coast of Bahia in order to recover areas of Atlantic Rainforest, with an emphasis on the reforestation of natural springs and the riparian buffer zones in the region between the Camaçari Industrial Complex and the Sauípe Eco Park. In 2011, the planting of seedlings helped restore around 30 hectares, with over 121,000 seedlings planted in Camaçari, Simões Filho, Entre Rios and Dias D´Ávila.

Cultural Promotion

Braskem Theatre Award – Created in 1994, this award recognizes the best theatre productions in Bahia state in ten categories with the aim of valuing and awarding professionals in the performing arts, helping pave the way for new talent. In 2011, Wagner Moura received a special homage in 18th edition of the Braskem Theatre Award, which is the most important theatre award in the state of Bahia and one of the most important in Brazil, which this year adopted the theme “Actors from Bahia on the Big Screen”.

Braskem on Stage Award – The festival “Porto Alegre on Stage” is renowned as one of the leading theater festivals in Latin America. During its 17 years of existence, the festival has brought to the city of Porto Alegre major national and international names in theater, music and dance. Braskem has sponsored the festival’s last four editions. The Company also sponsors the Braskem on Stage Award, which recognizes the best productions in Rio Grande do Sul state in the following categories: Best Production, Best Director, Best Actor, Best Actress and the People’s Choice Award for Best Production.

Frontiers of Thought – Frontiers of Thought is an international seminar with a conference format that propose debates on current issues, giving the general public an opportunity to hear renowned scientists and artists and major intellectuals of today who are known for their bold contemporary thinking. In 2011, the 6th edition was held in the cities of Porto Alegre and São Paulo, with eight conferences featuring famous names such as Fredric Jameson, Shirin Ebadi, Edgar Morin, Luc Ferry, Fernando Henrique Cardoso and others.

2011 MANAGEMENT REPORT

Bahia State Youth Orchestra Centers (Neojibá) – The project Neojibá (Núcleos Estaduais de Orquestras Juvenis e Infantis da Bahia) sponsored the July 2nd Youth Symphony Tour that visited major European cities. The orchestra is formed by 92 members aged from 11 to 25 years from all social classes and aims to use culture to foster and facilitate shared experiences among the youths from various segments of society.

O Grande Reciclador (The Great Recycler) – This fantastic musical performance with free admission offered seven presentations at Independence Park in the city of São Paulo. The performance aims to raise awareness on the environment and what each person can do in their daily routines to make improvements possible. It also attributes greater importance to collectors of recyclable materials by showing that we all are “The Great Recycler".

8. People Development

Developing People to support Braskem’s planned expansion is the focal point of the strategy of the People & Organization area. Consistent with this policy, in 2011, the Company invested in a series of initiatives to help identify the current and future challenges faced by the organization and to support the development of its members through Education for Work, ensuring that its robust growth process is adequately supported.

One of these initiatives is the Program to Form Global Leaders, which involves a specialization internship at the renowned Wharton School at the University of Pennsylvania. The partnerships with universities and research centers were also strengthened, including those focused on forming scientists in the fields of chemical engineering and chemistry, which is aligned with the Company’s strategic vision of becoming the world leader in green chemicals and innovating to better serve people. Another focus of this effort to develop additional competencies is the technical schools, which develop specialized operators and technicians to replenish the Company's workforce.

In addition, with the aim of promoting the self-development of its members, the Company created the program Learning Paths (Trilhas de Aprendizagem). With a focus initially on the Industrial area, but which in 2012 will be expanded to the Company’s other areas, the program identifies the critical knowledge required in certain areas and develops solutions that assure the application of this knowledge.

In addition, the Highlight Award (an initiative that fosters creativity and new applications for the knowledge created by members) began to make more important contributions to the 2020 Vision, with the implementation of the “Innovative Solutions" category and assurances that all contributions are evaluated in the sustainability category. In all, 194 contributions were received from Brazil and abroad.

Recruiting and Diversity – 2011

In 2011, a survey of the work environment was conducted in partnership with Great Place to Work. The objective was to strengthen a transparent communication channel with the members, promote the practice of culture and monitor the environment in order to increase productivity and the capacity for innovation and results.

Trainee Program

Braskem’s Trainee Program is based on developing UNESCO’s four education pillars: (i) learn to do; (ii) learn to know; (iii) learn to be; and (iv) learn to live together with others. The program lasts 1.5 years and will provide specific training for various careers, which are divided into Industrial Trainees, which focus on the areas of Processes, Production, Maintenance, Health, Safety and Environment (HSE) and Automation; or Trainees, which focus on engineers, administrators and the other areas of the company. The 2012 Trainee Program received applications from 12,108 candidates.

2011 MANAGEMENT REPORT

University Internship Program

Aimed at students nearing the end of their academic programs who are interested in complementing their formal education with practical experience in the corporate world, the internship program is an excellent starting point for talented young adults seeking professional experience. The 2012 selection process offered 133 openings and received applications from 14,940 candidates.

Recruitment

With the objective of strengthening its relationships with the academic world, Braskem contacted 1,174 Associate Deans and Professors, as well as 166 Junior Companies. The hotsite (www.jovensbraskem.com.br) was revamped to make it more attractive to young publics. In 2011, the Hot Site received 113,000 hits and 40,584 registrations.

Braskem was elected one of the 30 Best Companies for Launching a Career by a survey of young adults.

2011 MANAGEMENT REPORT

Exhibits:

(R$ million)

Income Statement CONSOLIDATED - Pro Forma	2011 (A)	2010 (B)	Change (%) (A)/(B)
Gross Revenue	39,816	34,707	15%
Net Revenue	33,176	27,829	19%
Cost of Good Sold	(29,318)	(23,465)	25%
Gross Profit	3,858	4,364	-12%
Selling Expenses	(824)	(823)	0%
General and Administrative Expenses	(1,125)	(1,113)	1%
Other operating income (expenses)	22	(104)	-
Non Recurring Expenses Related to Fixed Assets	90	(8)	-
EBITDA	3,742	4,055	-8%
EBITDA Margin	11.3%	14.6%	-3.3 p.p.
Depreciation and Amortization	1,721	1,740	-1%
Cost	1,545	1,657	-7%
Expenses	176	82	114%

EBITDA Restatement 2011	2011	2010
EBITDA	3,742	4,055
Depreciation included in COGS and SG&A	(1,721)	(1,740)
Pro Forma EBITDA Impact Elimination / non recurring	(90)	(96)
Investment in subsidiaries and associated companies	(1)	20
Financial Result	(2,805)	(1,328)
Income Tax and Social Contribution	358	2
Net Income (Loss)	(517)	1,889
* 2010 Pro Forma

2011 MANAGEMENT REPORT

ASSETS	12/31/2011 (A)	12/31/2010 (B)	Change (%) (A)/(B)

Current	10,172	8,740	16
Cash and Cash Equivalents	2,987	2,624	14
Marketable Securities/Held for Trading	170	236	(28)
Accounts Receivable	1,844	1,895	(3)
Inventories	3,624	3,016	20
Recoverable Taxes	1,036	699	48
Prepaid Expenses	104	42	151
Others	407	229	78
Non Current	27,182	25,737	6
Marketable Securities/ Held-to-Maturity	35	29	21
Compulsory Deposits and Escrow Accounts	174	250	(30)
Accounts Receivable	51	62	(18)
Deferred Income Tax and Social Contribution	1,237	1,137	9
Taxes Recoverable	1,506	1,444	4
Related Parties	58	54	8
Insurance claims	253	40	532
Others Accounts Receivable	183	107	70
Investments	41	168	(76)
Property, Plant and Equipament	20,628	19,366	7
Intangible Assets	3,017	3,079	(2)
Total Assets	37,354	34,477	8

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2011 (A)	12/31/2010 (B)	Change (%) (A)/(B)

Current	9,062	8,462	7
Suppliers	6,847	5,201	32
Financing	1,392	1,724	(19)
Hedge Accounting Opperations	83	50	66
Salary and Payroll Charges	242	360	(33)
Dividends and Interest on Equity	5	420	(99)
Taxes Payable	330	390	(15)
Advances from Customers	19	50	(62)
Sundry Provisions	24	33	(28)
Other Payable	119	233	(49)
Non Current	18,341	15,607	18
Financing	13,772	11,004	25
Deferred Income Tax and Social Contribution	1,939	2,201	(12)
Taxes Payable	1,613	1,584	2
Sundry Provisions	298	362	-
Advances from Customers	219	-	-
Private Pension Plans	150	124	21
Other Payable	281	253	11
Others	70	80	(12)
Shareholders' Equity	9,951	10,408	(4)
Capital	8,043	8,043	-
Capital Reserve	846	846	-
Profit Reserves	591	1,339	(56)
Treasury Shares	(60)	(59)	2
Other Comprehensive Income	316	221	43
Non Controlling Interest	215	18	1,091
Total Liabilities and Shareholders' Equity	37,354	34,477	8

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.